EVE FUND I, LLC

Unaudited Financial Statements For The Period Ended September 30, 2016

October 4, 2016



Independent Accountant's Review Report

To Management
Eve Fund I, LLC
Los Angeles, CA

I have reviewed the accompanying balance sheet of Eve Fund I, LLC as of September 30, 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 4, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EVE FUND I, LLC

BALANCE SHEET

September 30, 2016

ASSETS

CURRENT ASSETS		
Cash	$	-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital	$	1,125
Retained earnings		(1,125)
TOTAL MEMBERS' EQUITY		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

Unaudited- See accompanying notes.

EVE FUND I, LLC

INCOME STATEMENT

For the period ended September 30, 2016

Other Income (Expense)		
Legal and Professional Fees	$	(1,000)
Organizational Costs		(125)
Total Other Income (Expense)		(1,125)
Net Loss	$	(1,125)

EVE FUND I, LLC

STATEMENT OF CASH FLOWS

For the period ended September 30, 2016

Cash Flows From Operating Activities		
Net Loss For The Period	$	(1,125)
Cash Flows From Financing Activities		
Contributed Capital		1,125
Net Cash Flows From Investing Activities		1,125
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

Unaudited- See accompanying notes.

ORGANIZATION AND NATURE OF ACTIVITIES

Eve Fund I, LLC ("the Company") is a newly organized Wyoming limited liability company entertainment production company. Eve Fund 1, LLC has been formed to develop, produce and distribute a portfolio of women driven feature films, utilizing state of the art digital production and distribution methods.

The management of Eve Fund I, LLC intends to conduct an equity crowdfund offering under Title III of the JOBS Act during the fourth quarter of 2016 in order to raise operating capital. Future performance of the Company may be heavily dependent on the outcome of the Company's ability to raise money.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Organizational Costs

As of the end of the period, the Company's only items of expense consisted of various costs related to the Company's organization.

Federal Income Taxes

The Company has not completed its first full year of operation, thus no federal income tax expense has been recorded in the statements. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserved them. The Company's filing for fiscal year 2016 will within the statutory period of review by the IRS for three years from the return's due date or date of filing, whichever is later.

State Taxes

The Company is subject to California Franchise Tax. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the State of California for four years from the date of filing.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 4, 2016, the date that the financial statements were available to be issued.

*****